[FOUR SEASONS HOTELS INC LETTERHEAD]




                                November 3, 2006




VIA EDGAR AND EMAIL

Ms. Cicely LaMothe
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4561

RE:      FOUR SEASONS HOTELS INC.
         FORM 40-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
         FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2006
         FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2006
         FILE NO. 5-52609

Dear Ms. LaMothe:

         Four Seasons Hotels Inc. (the "Company") hereby responds to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Form 40-F for the Fiscal Year Ended December 31, 2005, the Company's Form 6-K for the Quarterly Period Ended March 31, 2006, and the Company's Form 6-K for the Quarterly Period Ended June 30, 2006 given by letter dated October 11, 2006. Each response follows the text of the comment to which it relates.

FORM 40-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

EXHIBIT 99.2

MANAGEMENT OPERATIONS EARNINGS, PAGE 18

1. PLEASE TELL US HOW YOU COMPLIED WITH ALL OF THE DISCLOSURE REQUIREMENTS OF ITEM 10(E) OF REGULATION S-K REGARDING THE USE OF YOUR NON-GAAP MEASURES.

         In response to the Staff's comment, the Company notes that Staff Commission Release No. 33-8176, Final Rule: Conditions For Use of Non-GAAP Financial Measures, Section II(B)(1)(b) states that "filers on Form 40-F under the Multi-Jurisdictional



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                                                                        Page 2

Disclosure System are not subject to [the requirements of Item 10 of Regulation S-K]." In addition, the Company advises the Staff of its understanding that, in accordance with the guidance provided by the Staff in its Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, published on June 13, 2003 (Response number 32), information included in a Form 40-F is not subject to Item 10(e) of Regulation S-K.


EXHIBIT 99.5

NOTE (D) - CONVERTIBLE NOTES, PAGE 6

2. PLEASE EXPLAIN TO US HOW YOU CONSIDERED THE GUIDANCE IN SFAS 133 AND EITF 00-19 IN DETERMINING THE ACCOUNTING FOR THE CONVERSION FEATURES IN YOUR CONVERTIBLE NOTES ISSUED IN 2004 UNDER US GAAP.

         The Company refers the Staff to the Memorandum provided supplementally to the Staff.


NOTE (F) - INVESTMENT IN MANAGEMENT CONTRACTS AND INVESTMENT IN TRADEMARKS AND TRADE NAMES, PAGE 9

3. PLEASE TELL US HOW THIS ADJUSTMENT IS REFLECTED IN YOUR RECONCILIATION ON PAGES 1 AND 2

         Note (F) to the Reconciliation to United States Generally Accepted Accounting Principles has Been Provided Only for the Purpose of Disclosing Amortization Expense Calculated in Accordance With Canadian Generally Accepted Accounting Principles (Gaap). Note (F) is Not Intended to Set Out Any Differences Between Canadian Gaap and Us Gaap Which Would Give Rise to an Adjustment in Net Earnings, Cash Flows or Shareholders' Equity. Note (F) Provides the Disclosure Required by Statement of Financial Accounting Standards No. 142, Paragraph 45. Such Disclosure is Not Required Under Canadian Gaap.

         On the other hand, Note (e) to the Reconciliation to United States Generally Accepted Accounting Principles, Deferred Charges represents a difference between amortization expense under Canadian GAAP and under US GAAP. This difference is reflected on the schedule which reconciles net earnings from a Canadian GAAP basis to a US GAAP basis.


EXHIBIT 99.8

CERTIFICATION PURSUANT TO SECTION 302 OF THE U.S. SARBANES-OXLEY ACT OF 2002

4. WE NOTE THAT THE IDENTIFICATION OF THE CERTIFYING INDIVIDUAL AT THE BEGINNING OF THE CERTIFICATION REQUIRED BY EXCHANGE ACT RULE 13A-14(A) ALSO INCLUDES THE


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                                                                        Page 3

         TITLE OF THE CERTIFYING INDIVIDUAL. IN FUTURE FILINGS, THE IDENTIFICATION OF THE CERTIFYING INDIVIDUAL AT THE BEGINNING OF THE CERTIFICATION SHOULD BE REVISED SO AS NOT TO INCLUDE THE INDIVIDUAL'S TITLE.

         The Company notes the Staff's comment and, in its future filings with the Commission, the Company will revise the identification of the certifying individual at the beginning of the certification so as not to include the individual's title.




         The Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

         o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

         o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                   * * * * * *

         Should any members of the staff have any questions regarding the foregoing, please feel free to contact the undersigned or our counsel David A. Katz or Joshua R. Cammaker of Wachtell, Lipton, Rosen & Katz at (212) 403-1000.

                                                       Sincerely,

                                                      /s/ John Davison
                                                      -----------------
                                                          John Davison

cc:   Barbara Henderson
             Senior Vice President, Corporate Finance, Four Seasons Hotels Inc. Jonathan Lampe
             Goodmans LLP
      David A. Katz
             Wachtell, Lipton, Rosen & Katz
      Joshua R. Cammaker
             Wachtell, Lipton, Rosen & Katz